UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York , New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

MOTIF BIO RECEIVES COMPLETE RESPONSE LETTER FROM THE FDA

              On February 14, 2019, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing that the Company has received a Complete Response Letter (CRL) from the U.S. Food & Drug Administration (FDA) regarding the New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL states that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. Motif Bio plans to request a meeting with the FDA as soon as possible to discuss potential options to address the deficiencies.

The information contained in this report on Form 6-K, including Exhibit 99.1 attached hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued on February 14, 2019, entitled “Motif Bio Receives Complete Response Letter from the FDA.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: February 14, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer